

10027877

SEC Mail Processing
Section

FEB 2 6 2010

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C   20549

**ANNUAL AUDITED REPORT
FORM X-17A-5**
PART III

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SEC FILE NUMBER
8-44951

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01-Jan-09_____ AND ENDING _____31-Dec-09_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Charles Jordan & Co., LLC**   10-015541-c5

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 Third Avenue- 18th Floor
(No. and Street)

New York   **NY**   **10022**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Jordan   **212-688-6240**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A   **Monmouth Beach**   **NJ**   **07750**
(Address)   (City)   (State)   (Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)


3/9/2010

OATH OR AFFIRMATION

I, __Charles Jordan__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Charles Jordan & Co., LLC__ , as of __December 31, 2009__ , are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

DAVID S. LOCKER
Notary Public, State of New York
No. 01LO4970053
Qualified in New York County
Commission Expires July 30, 2010

_____
Title

_____
Notary Public

This report ** contains (check applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f)	Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g)	Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information relating to the Possession of Control Requirements Under Rule 15c3-3
X	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k)	A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report.
X	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

Independent Auditor's Report

The Members,
Charles Jordan & Co., LLC

We have audited the accompanying balance sheet of Charles Jordan & Co., LLC as of December 31, 2009 and the related statement of operations and changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Jordan & Co., LLC as of December 31, 2009 and the related statement of operations and changes in members' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Monmouth Beach, New Jersey
February 9, 2010

Charles Jordan & Co., LLC
Affirmation of the Managing Member

To the best of the knowledge and belief of the undersigned, the information contained in the Annual Report of Charles Jordan & Co., LLC for the year ended December 31, 2009 is accurate and complete. The annual financial statements and operational reports filed with the Securities and Exchange Commission for the year ended December 31, 2009 have been made available to all members and allied members of Charles Jordan & Co., LLC.

Charles Jordan, Managing Member

Charles Jordan & Co., LLC
Balance Sheet
As of December 31, 2009

ASSETS

Current assets:	
Cash & cash equivalents	$15,540
Commissions receivable	6,264
Prepaid expenses	2,743
Total Current Assets	$24,547
Total Assets	$24,547

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$5,500
Total Current Liabilities	$5,500
Subordinated loan	$0
Members' Equity:	
Common units (100 units authorized and outstanding, stated value $1)	$100
Additional paid in capital	107,900
Retained deficit	(88,953)
Members' equity	19,047
Total Liabilities & Members' Equity	$24,547

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Statement of Operations
For the Year Ended December 31, 2009

Commission revenues	$100,405
General and administrative expenses:	
Salary expense	$28,846
Professional fees	20,627
Insurance	11,356
General administration	20,528
Total general and administrative expenses	81,357
Net income before income tax provision	$19,048
Provision for income taxes	(1,037)
Net income	$18,011

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Operating activities:	
Net income	$18,011
Changes in other operating assets and liabilities:	
Deposit with clearing broker	6,031
Commissions receivable	(6,264)
Prepaid expenses	(191)
Accounts payable & accrued expenses	625
Net cash provided by operations	$18,212
Financing activities:	
Dividends paid	($8,000)
Net cash used by financing activities	($8,000)
Net increase in cash during the fiscal year	$10,212
Cash at December 31, 2008	5,328
Cash at December 31, 2009	$15,540
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

	Common Units	Unit Value	Paid in Capital	Retained Deficit	Members' Equity
Balance at December 31, 2008	100	$100	$7,900	($98,964)	($90,964)
Subordinated loan converted to equity			100,000		100,000
Dividends paid				(8,000)	(8,000)
Net income for the fiscal year				18,011	18,011
Balance at December 31, 2009	100	$100	$107,900	($88,953)	$19,047

Please see the notes to the financial statements.

Charles Jordan & Co., LLC
Notes to the Financial Statements
For the Year Ended December 31, 2009

1. Organization

Charles Jordan & Co., LLC (the Company) is a privately held limited liability company formed in Delaware in December 2000 for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company is an introducing broker and clears its securities transactions on a fully disclosed basis through a clearing broker dealer.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission income- Commission revenues and related fees are recorded on a trade date basis and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with the Statement of Accounting Standards No. 109 (SFAS No. 109), *"Accounting for Income Taxes"*. SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

Recent Accounting Pronouncements-

Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820" and formerly referred to as FAS-157), establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. ASC 820 is effective for fiscal years beginning after November 15, 2007. ASC 820-10-65, *Transition and Open Effective Date Information*, deferred the effective date of ASC 820, for non-financial assets and liabilities that are not on a recurring basis recognized or disclosed at fair value in the financial statements, to fiscal years, and interim periods, beginning after November 15, 2008. The Company has adopted the guidance within ASC 820 for non-financial assets and liabilities measured at fair value on a nonrecurring basis at January 1, 2009 and will continue to apply its provisions prospectively from January 1, 2009. The application of ASC 820 for non-financial assets and liabilities did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 810, *Consolidation* ("ASC 810"), ASC 810-10-65, *Transition and Open Effective Date Information* ("ASC 810-10-65" and formerly referred to as FAS-160) establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated financial statements. ASC 810-10-65 is effective for fiscal years beginning after December 15, 2008. The application of ASC 810-10-65 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 815, *Derivatives and Hedging* ("ASC 815"), ASC 815-10-65, *Transition and Open Effective Date Information* ("ASC 815-10-65"and formerly referred to as FAS-161) includes a requirement for enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. ASC 815 is effective prospectively for fiscal years beginning after November 15, 2008. The application of ASC 815 did not have a significant impact on earnings nor the financial position of the Company.

FASB ASC 855, *Subsequent Events* ("ASC 855" and formerly referred to as FAS-165), modified the subsequent event guidance. The three modifications to the subsequent events guidance are: 1) To name the two types of subsequent events either as recognized or non-recognized subsequent events, 2) To modify the definition of subsequent events to refer to events or transactions that occur after the balance sheet date, but before the financial statement are issued or available to be issued and 3) To require entities to disclose the date through which an entity has evaluated subsequent events and the basis for that date, i.e. whether that date represents the date the financial statements were issued or were available to be issued. The adoption of *FASB ASC 855*, did not have a material affect on the Company's financial position.

8

3. Fair Value of Financial Instruments

Cash and cash equivalents, commission receivable, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2009.

4. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2009 through the date of this report and found no material subsequent events reportable during this period.

5. Subordinated Loan

During fiscal year 2009, the Company converted a $100,000 subordinated loan to a member into equity. The transaction was approved by FINRA on March 4, 2009.

6. Related Party Transactions

During fiscal year 2009, the Company rented office space from a member at no cost to the Company.

7. Off-Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing broker dealer on a fully disclosed basis. This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. In the event that a customer is in default of an obligation to the clearing broker, the clearing broker will require the Company to fulfill the obligation on behalf of its customer.

The Company seeks to control these risks by monitoring the transactions of customer accounts on a daily basis. The Company has the authority to liquidate position in customer accounts at its discretion in order to ensure the account is in financial compliance with established requirements imposed by the clearing broker.

8. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:

Members' equity	$19,047

DEBITS:
Non-allowable assets:

Prepaid expenses	(2,743)
NET CAPITAL	$16,304
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$16,304
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$11,304
AGGREGATE INDEBTEDNESS:	$5,500
AGGREGATE INDEBTEDNESS TO NET CAPITAL	33.73%
Excess net capital previously reported	$11,404
Less adjustments	0
Excess net capital per audited report	$11,404

The above computation of net capital under rule 15c3-1 does not differ materially from the computation as of December 31, 2009, included in the Company's unaudited Form X-17A-5, Part IIA.

9. Income Tax Provision

Provision for income taxes is comprised of the following:

Net income (loss) before provision for income taxes	$19,048

Current tax expense:	
Federal	$1,879
State	1,629
Total	$3,508

Add deferred tax payable (benefit):	
Timing differences	(2,471)
Allowance for recoverability	0
Provision for income taxes	$1,037

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	34%
Statutory state and local income tax	13%
Timing differences	-19%
Effective rate	28%

Deferred income taxes are comprised of the following:

Timing differences	$0
Allowance for recoverability	0
Deferred tax benefit	$0

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE C05-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

The Members
Charles Jordan & Co., LLC

In planning and performing our audit of the financial statements of Charles Jordan & Co., LLC for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2009 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2009, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Donahue Associates LLC
Monmouth Beach, N.J.
February 9, 2010